Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

                                                    Commission File No.333-65898

[GRAPHIC OMITTED]                                              PRESS RELEASE

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                      DSET Gateways Certified by BellSouth

          Interconnection with BellSouth Now Faster and Less Expensive for Competitive Telecom Providers

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Bridgewater, NJ - October 9, 2001 - (Nasdaq: DSET) - DSET Corporation today announced that it has become a certified software vendor under a BellSouth program that will streamline the process of interconnecting competitive service providers to BellSouth by means of DSET's ezPreOrder gateway and ezLocal ordering gateway.

DSET's participation in the BellSouth Software Vendor Process (SVP) facilitates faster and less costly interconnection with BellSouth via these DSET products. In addition, the close working relationship that the program fosters between BellSouth and software vendors will enhance the efficiency of developing new DSET products designed to work with BellSouth's electronic interfaces to competitive providers.

ezPreOrder automates a wide range of pre-order functions, including retrieval of customer service information (CSI) from incumbent carriers such as BellSouth, address validation, telephone number reservation, and xDSL loop qualification. ezLocal automates the actual ordering of local lines and other services from incumbents for customers who decide to switch their telephone service to a competitive provider.

"Our SVP certification means that any competitive carrier choosing these DSET products to automate interconnection with BellSouth can do so faster and more economically throughout BellSouth's nine-state region," said Bill McHale, DSET's president, chief executive officer, and chairman of the board. "Because BellSouth has tested and approved our electronic-interface software and processes, a carrier can be confident that either DSET product will create an efficient route to automating key pre-order and ordering operations.

"BellSouth's Software Vendor Process is also significant for the telecom industry in general, as well as for individual competitive carriers and vendors such as DSET," McHale continued. "It emphasizes BellSouth's commitment to work closely with competitive providers to make the marketplace envisioned by the Telecommunications Act of 1996 a mutually beneficial reality."

Specific benefits of the BellSouth Software Vendor Process for carriers and vendors

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

include:

- Dedicated BellSouth resources to assist in developing and testing interfaces
-    Timely notification of changes to electronic interfaces
- Identification of a standard list of activities required to support the development of software to interface with BellSouth operations support systems (OSSs)
- Significantly less risk of negative impacts on software production platforms
- Substantial reductions in application and end-to-end testing on a per-carrier basis for faster and less expensive implementation

About DSET

DSET Corporation is a leading supplier of electronic-bonding gateways and software solutions that automate the provisioning of Internet Protocol
(IP)-based services. DSET gateways enable communications providers to implement electronic Trading Partner Networks (TPNs). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. DSET IP provisioning solutions facilitate the creation of virtual private networks (VPNs) and other services at a fraction of the cost and time of conventional provisioning methods. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.

Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.


                                      x x x

DSET Contacts:

Media Relations: Dean Maskevich, DSET Marketing Communications,
                 908-526-7500 Ext. 1366, e-mail: dmaskevi@dset.com
                                                 -----------------

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net
                            ----------------------------

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


DSET and the DSET logo are registered trademarks of DSET Corporation


All other trademarks are the property of their respective owners.


Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding its proposed combination with ISPSoft Inc. because it will contain important information about the transaction. The proxy statement/prospectus has been filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.

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